FRANK J. HARITON ● ATTORNEY - AT - LAW

1065 Dobbs Ferry Road ● White Plains ● New York 10607 ● (Tel) (914) 674-4373 ● (Fax) (914) 693-2963 ● (e-mail) hariton@sprynet.com

March 24, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 8 to Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

We are filing amendment number 8 in response to staff comments and to updated and correct minor errors in prior filings. Our responses to staff comments are as follows:

Business Trends in Our Markets, page 9

1. In light of your disclosure that your software product was developed to run portfolio analyses and to provide improved portfolio management and performance, please revise the assertion that the company does not have to comply with regulatory requirements.

We have removed the sentence that says our software is not subject to regulation.

Liquidity and Capital Resources, page 24

2. On page 25 you state, “Each movie is produced in separate company, so risk of failure is mitigated for Livento as a holding company.” Please clarify this statement. Tell us who produces the movies. Tell us if the production company is a related party as defined in ASC 850-10-20.

Pursuant to ASC 850-10-20, which defines the term as “related parties” or “affiliates” these movies are not produced by any “related parties”, “affiliates” or includes other parties that are de facto agents of the variable interest holder based on the definition of ASC 850-10-20. The companies where distributor finances the movie in its final phase are owned by a third party that do not meet the definition of ASC 850-10-20. The production company is owned by a third party, that is NOT directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity. The movies are produced by our internal team. The companies we cooperate with are Cygnus Film Group, LLC and The Avenue Entertainment, LLC.

3. With regard to your real estate project, you state on page 26 that “The project was financed by 65% by bank loans which will be repaid on the sale of the units.” It does not appear that these bank loans are recorded in your financial statements. Please revise accordingly.

Contractual Obligations

The Company’s Real Estate Project was financed by 65% bank loan. Since, December 31, 2022, the contractual obligations of the Company have changed as follows:

●	The outstanding balance of these loans was repaid by application of the proceeds of sales of the Units. There is a pending legal procedure on the Cadastral office and land register to free the units and clients’ money to complete the transaction. We expect this to be finalized before 31th of March 2023.

Description of Registrant’s Securities to be Registered Common Shares, page 31

4. Your disclosure that your Certificate of Incorporation authorizes you to issue 500,000,000 shares of common stock appears to be inconsistent with the last amendment to your Certificate of Incorporation (filed as Exhibit 3.9), which authorizes 800,000,000 shares of common stock. Please revise or advise. Similarly, we note updates to your disclosure regarding the amount of authorized shares of blank check preferred stock. Please explain why this change was made and file an updated Certificate of Incorporation, if applicable.

We inadvertently failed to file an amendment reducing our Authorized common shares as an exhibit. It is now filed.

Consolidated Statements of Equity, page 39

5. On page 31 you list various share issuances during the past two fiscal years. Please reconcile these share issuances to your Consolidated Statements of Equity.

Below is a detailed breakdown of all movements in Equity

	Series A Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Common stock		Additional Paid in capital	Accumulated Deficit	Shareholder’s equity
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Balance as of January 1, 2021,	-	-	1917720	192	-	-	59254155	5925	21,918,062	-11748760	10175419
New preferred Shares issued to take-over the company by former management	100	0	-	-	-	-	-	-	0	-	0
Common shares issued for services	-	-	-	-	-	-	634,110,594	63411	-63,411	-	-
Series C Preferred Shares issued for services	-	-	28,000	3	-	-	-	-	-3	-	-
Coversion of Series C Preferred Shares to Common shares	-	-	-28,000	-3	-	-	2,800,000	280	-277	-	0
Coversion of Series C Preferred Shares to Common shares with specific condition	-	-	-1,917,720	-192	-	-	1,917,720	192	-	-	-
Loan Settlement	-	-	-	-	-	-	67,146,478	6715	-6,715	-	-
Common shares settlement	-	-	-	-	-	-	666,666	67	-67	-	-
Changes in additional Paid in capital from other companies	-	-	-	-	-	-	-	-	10,227,343	-	10,227,343
Net Loss for the year ended	-	-	-	-	-	-	-	-	-	-320320	-320,320
Balance as of December 31, 2021	100	0	-	-	-	-	765,895,613	76,590	32,074,932	-12,069,080	20,082,442

Date of Transaction	Transaction type (e.g., new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g., for cash or debt conversion)-OR-Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
04/05/2021	New	700 000 000	Common	Milan Hoffman	Services	Restricted	144
04/20/2021	Cancelled	-2 328 000	Common	Milan Hoffman	Services	Restricted	144
04/20/2021	New	2 328 000	Common	Michael Kopstick	Services	Restricted	144
05/07/2021	Cancelled	-10 500 000	Common	Milan Hoffman	Services	Restricted	144
05/07/2021	New	10 500 000	Common	Michael Kopstick	Services	Restricted	144
06/09/2021	Cancelled	-2 000 000	Common	Milan Hoffman	Services	Restricted	144
06/09/2021	New	2 000 000	Common	James Cowland	Services	Restricted	144
06/17/2021	Cancelled	-2 000 000	Common	Milan Hoffman	Services	Restricted	144
06/17/2021	New	2 000 000	Common	Paul Segura Jr.	Services	Restricted	144
07/02/2021	Cancelled	-20 000 000	Common	Milan Hoffman	Services	Restricted	144
07/02/2021	New	20 000 000	Common	Frank J. Hariton	Services	Restricted	144
07/08/2021	Cancelled	-37 800 000	Common	Milan Hoffman	Services	Restricted	144
07/08/2021	New	37 800 000	Common	Judah Aaron Sternhill	Services	Restricted	144
07/21/2021	Cancelled	-10 000 000	Common	Milan Hoffman	Services	Restricted	144
07/23/2021	New	4 000 000	Common	Milan Hoffman	Services	Restricted	144
07/23/2021	New	958 860	Common	ALI KHARAZMI	Conversion from Preferred to Common	Restricted	144
07/23/2021	New	958 860	Common	SAEED KHARAZMI	Conversion from Preferred to Common	Restricted	144
08/13/2021	New	100	Preferred A	Milan Hoffman	Super Voting Stock	Restricted	144
08/13/2021	Cancelled	-1 917 720	Preferred C	Milan Hoffman	Conversion from Preferred to Common	Restricted	144
08/17/2021	New	800 000	Common	Sandy Miles	Services	Restricted	144
08/17/2021	New	8 000	Preferred C	Sandy Miles	Services	Restricted	144
09/03/2021	New	6 399 416	Common	Eagle Equities LLC, Yanky Borenstein	Loan Settlement	Unrestricted
09/13/2021	New	2 225 034	Common	EMA Financial LLC, John Scholz	Loan Settlement	Unrestricted
10/05/2021	New	20 000	Preferred C	James Cowland	Services	Restricted	144
10/18/2021	New	333 333	Common	Sharni Brodesky	Purchase	Restricted	144
10/19/2021	New	333 333	Common	Dayna R. Shereck	Purchase	Restricted	144
11/17/2021	Cancelled	-10 689 406	Common	Milan Hoffman	Cancellation	Restricted	144
11/17/2021	New	10 689 406	Common	Eagle Equities LLC,Yanky Borenstien	Loan Settlement	Unrestricted
11/18/2021	Cancelled	-20 000 000	Common	Milan Hoffman	Cancellation	Restricted	144
11/18/2021	New	5 428 572	Common	Power Up Lending Group Ltd., Curt Kramer	Loan Settlement	Unrestricted
11/30/2021	New	8 285 583	Common	EMA Financial, Felicia Preston LLC	Loan Settlement	Unrestricted
12/02/2021	New	4 583 333	Common	Labrys Fund LP,TJ Silverman	Loan Settlement	Unrestricted
12/06/2021	New	6 160 000	Common	SBI Investments LLC, Jonathan Juchno	Loan Settlement	Unrestricted
12/06/2021	New	3 960 000	Common	Power Up Lending Group Ltd.,Curt Kramer	Loan Settlement	Restricted	144
12/07/2021	Cancelled	-30 000 000	Common	Milan Hoffman	Cancellation	Restricted	144
12/13/2021	New	19 415 134	Common	Auctus Fund LLC, Lou Posner	Loan Settlement	Unrestricted
12/17/2021	Cancelled	- 8 000	Preferred C	Sandy Miles	Conversion from Preferred to Common	Restricted	144
12/17/2021	New	800 000	Common	Sandy Miles	Purchase	Restricted	144
12/17/2021	Cancelled	- 20 000	Preferred C	James Cowland	Conversion from Preferred to Common	Restricted	144
12/17/2021	New	2 000 000	Common	James Cowland	Services	Restricted	144

	Series A Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Common stock		Additional Paid in capital	Accumulated Deficit	Shareholder’s equity
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Balance as of January 1, 2021,	100	0	-	-	-	-	765,895,613	76,590	32,074,932	- 12,069,080	20,082,442
Conversion of Note	-	-	-	-	-	-	49,586,549	4,959	- 4,959	-	-
Issuance of Series C Preferred Shares to David Stybr and their cancelation	-	-	-	-	-	-	-	-	-	-	-
Series D Preferred Shares issued for services	-	-	-	-	141,630	1,416	-	-	- 1,416	-	-
Sales of Series D Preferred Shares	-	-	-	-	69,714	697	-	-	365,803	-	366,500
Cancelation of Common shares and their transformation to Series C Preferred Shares	-	-	1,164,826	116	-	-	-116,482,594	-11,648	11,532	-	0
Cancelation of Common shares by former director	-	-	-	-	-	-	-500,000,000	-50,000	50,000	-	-
Sales of Series C Preferred Shares	-	-	39,600	4	-	-	-	-	-4	-	-
Net Loss for the year ended	-	-	-	-	-	-	-	-	-	- 1,460,395	- 1,460,395
Changes in additional Paid in capital from other companies	-	-	-	-	-	-	-	-	-65	-	- 65
	100	0	1,204,426	120	211,344	2,113	198,999,568	19,900	32,495,823	- 13,529,475	18,988,482

Date of Transaction	Transaction type (e.g., new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g., for cash or debt conversion)-OR-Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
01/04/2022	New	9 482 781	Common	Sandy Miles	Conversion of Note	Unrestricted
02/02/2022	New	15 691 925	Common	Adam R. Long, Puerto Rico, Oasis Capital LLC	Conversion of Note	Unrestricted
02/25/2022	Cancellation	-58 682 594	Common	Milan Hoffman	Cancellation	Restricted	144
02/25/2022	New	586 826	Preferred C	Milan Hoffman	Services/payment	Restricted	144
02/28/2022	New	378 000	Preferred C	Judah A. Sternhill	Purchase	Restricted	144
02/28/2022	New	200 000	Preferred C	Frank J. Hariton	Services/payment	Restricted	144
02/28/2022	Cancellation	-500 000 000	Common	Milan Hoffman	Return to unissued authorized status	Restricted	144
02/28/2022	Cancellation	-37 800 000	Common	Judah A. Sternhill	Purchase	Restricted	144
02/28/2022	Cancellation	-20 000 000	Common	Frank J. Hariton	Services/payment	Restricted	144
03/01/2022	New	15 898 682	Common	Tiger Trout Capital LLC, Puerto Rico, Alan Masley	Conversion of Note	Unrestricted
03/03/2022	New	9 032 080	Common	Abra Prince	Conversion of Note	Unrestricted
03/14/2022	New	5 000 000	Preferred	David Štýbr	Control block	Restricted	144
03/23/2022	New	9 482 781	Common	Kalimdor LLC, Ales Kudrna	Conversion of Note	Unrestricted
06/21/2022	Cancellation	-5 000 000	Preferred C	David Štýbr	Cancellation	Restricted	144
07/19/2022	New	10 000 000	Common	Kalimdor LLC, Ales Kudrna	Conversion of Note	Unrestricted
07/19/2022	New	5 000	Preferred D	Milan Behro	Purchase	Restricted	144
07/25/2022	New	5 319	Preferred D	Kerberos Invest sro, Jan Zikmunda	Purchase	Restricted	144
08/05/2022	New	1 667	Preferred D	Cedric Herlinda Jan Francois	Purchase	Restricted	144
09/01/2022	New	141 250	Preferred D	West East Wind Ltd, Petr Horvath	Purchase	Restricted	144
09/09/2022	New	5 000	Preferred D	Roman Kacin	Purchase	Restricted	144
09/14/2022	New	1 625	Preferred D	Jonathon Paul Tingle	Purchase	Restricted	144
10/20/2022	New	3 704	Preferred D	Samuel Lachlan Rose	Purchase	Restricted	144
10/27/2022	New	2 000 000	Common	Kalimdor LLC, Ales Kudrna	Conversion of Note	Unrestricted
11/03/2022	New	39 600	Preferred C	Eagle Equities LLC, Yanky Borenstein	Purchase	Restricted	144
11/04/2022	New	4 025	Preferred D	James Conerly	Purchase	Restricted	144
11/09/2022	New	4 025	Preferred D	Lynda Raposo-Morris	Purchase	Restricted	144
11/10/2022	New	1 646	Preferred D	Laura Kojamanian	Purchase	Restricted	144
11/11/2022	New	1 610	Preferred D	James D. Opfar	Purchase	Restricted	144
11/11/2022	New	1 610	Preferred D	Seth Rush	Purchase	Restricted	144
11/17/2022	New	2 000	Preferred D	Wesley J. Hamilton	Purchase	Restricted	144
11/17/2022	New	2 000 000	Common	Kalimdor LLC, Ales Kudrna	Conversion of Note	Unrestricted
11/21/2022	New	3 317	Preferred D	Richard James Parker	Purchase	Restricted	144
11/28/2022	New	4 166	Preferred D	Richard James Parker	Purchase	Restricted	144
12/07/2022	New	4 000 000	Common	Kalimdor LLC, Ales Kudrna	Conversion of Note	Unrestricted
12/21/2022	New	380	Preferred D	Michael Henriksen	rewards	Restricted	144
12/27/2022	New	25 000	Preferred D	Greg Weinberg	Purchase	Restricted	144

6. On page 32, you state, “The Company has designated and issued 100 shares of Series A Preferred stock. The owner of these shares has 51% of all voting rights, regardless of the number of other shares issued. Our CEO, David Stybr, owns all of these shares and can control our affairs.” Also, on page 41 you state, “Nugene International Inc. issued its 100 units of class A preference shares delivering 51% control and 5,000,000 units of Class C preference shares in acquisition of all the identifiable assets and Liabilities of Livento Group LLC.” Neither the Series A Preferred shares nor the 5,000,000 units of Class C preference shares are included in your consolidated statement of stockholder’s equity. Please explain or revise accordingly.

The price per “Series A Preferred stock” is US$0.0001 and the total amount of shares that were issued was 100 shares. Therefore, the total value of 100 issued shares is US$0.01, is below the resolution of the entire report, which only consider values greater than US$1.00.

Series C Preferred stock were issued and cancelled within the one year, therefore; the total value is US$0. Please see the additional exhibit we have filed.

Consolidated Statements of Cash Flows, page 40

7. Tell us if actual cash was transferred for the purchase of intangible assets, long term investments, co-investments, common stock issued, additional paid in capital. We note that 704,723,838 shares were issued for services during the year ended December 31, 2021. If some of these transactions were non-cash activities please revise per guidance in ASC 230-10-50-3 to 50-6.

Please see the chart above which details the share issuances and cancellations.

Note 5 - Common-Control Transaction - ASC 805-50, page 45

8. You state, “Livento Group, LLC Transfer 100% of its shares to Nugene International Inc in exchange of A class voting shares and C class shares, of net assets, this was an exchange of equity interests between entities under the control of the same parent.” In this regard, please disclose the common control parent and why you believe they controlled both entities prior to the exchange.

The common control parson is David Stybr, CEO and the sole owner of Livento Group, LLC. The common control parent controlled both entities prior to the exchange.

9. With regard to your real estate investment, you state, “The cost to produce this asset is currently USD 97,171,659 and contains works of people and acquisition of initial project. Company already sold $2,000,000 with $100,000 profit so actual value is $7,171,659.” Please clarify these statements and tell us how you accounted for the $97,171,659 cost to produce this asset. You also disclose that the $2,000,000 sale occurred on September 6, 2022. Since your revenue for the twelve months ended December is only $1,966,202, it is not clear how your recorded the sale in your financial statements. Please revise accordingly.

This was a typo. The cost to produce this asset is currently US$9,171,659 and contains works of people and acquisition of initial project. Company already sold $2,000,000 with $100,000 profit so actual value is US$7,171,659.

10. On page 22 you state that you “believe the capital generated from the disposal of our real estate properties will provide the required cash for these operations.” You also disclose material long term investments related to real estate. Given the significance of your real estate investments, tell us and disclose how you account for real estate transactions. Your response should address how you considered ASC 970, ASC 606, and ASC 610-20.

Cost Capitalization

The cost of Real Estate includes the purchase price of the property, legal fees and other acquisition costs. Costs directly related to planning, developing, initial leasing and constructing a property are capitalized and classified as Real Estate in the Consolidated Balance Sheets. Capitalized development costs include interest, property taxes, insurance, and other direct project cost incurred during the period of development.

ASC 970 Real Estate - General

The costs of Real Estate Projects include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy or sale upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Real Estate Held for Sale

The Company considers Real Estate to be assets held for sale when (1) management commits to a plan to sell the Real Estate; (2) the Real Estate will be available for sale in its present condition and (3) the Real Estate will be marketed for sale at a price that is reasonable given our estimate of current market value. Upon designation of a Real Estate as an asset held for sale, we record the Real Estate’s value at the lower of its’ carrying value or its estimated net realizable value.

Real Estate Projects

Real Estate are stated at cost. Depreciation is provided using the straight-line and accelerated methods for financial and tax reporting purposes, respectively, over the estimated useful lives of the assets. Buildings will have an estimated useful life of 20 years. Land is an indefinite lived asset that is stated at fair value at date of acquisition.

Revenue Recognition

On January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Results for reporting periods beginning after December 31, 2021, are presented under Topic 606.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in U.S. GAAP. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects to receive in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance.

The Company reviewed all agreements at the date of initial application and elected to use the modified retrospective transition method, where the cumulative effect of the initial application is recognized as an adjustment to opening retained earnings on December 31, 2021. Considering there was no revenue in prior periods, the adoption of the new revenue recognition guidance had no transition impact.

The Company determines revenue recognition through the following steps:

●	identification of the agreement, or agreements, with a buyer and/or investor;
●	identification of the performance obligations in the agreement for the sale of lots including delivering title to the property being acquired from ILA;
●	determination of the transaction price;
●	allocation of the transaction price to the lots purchased when issued with equity or warrants to purchase equity in the Company; and
●	recognition of revenue when, or as, we satisfy a performance obligation such as delivering title to lots purchased.

Revenue is measured based on considerations specified in the agreements with our customers. A contract exists when it becomes a legally enforceable agreement with a customer. The contract is based on either the acceptance of standard terms and conditions as stated in our agreement of lot sales or the execution of terms and conditions contracts with third parties and investors. These contracts define each party’s rights, payment terms and other contractual terms and conditions of the sale. Consideration was historically paid prior to transfer of title as stated above and in future land sales, the Company plans to transfer title to buyers at the time consideration has been transferred if the acquisition of the property has been completed by the Company. The Company applies judgment in determining the customer’s ability and intention to pay, however collection risk is mitigated through collecting payment in advance or through escrow arrangements. A performance obligation is a promise in a contract or agreement to transfer a distinct product or item to the customer, which for us is transfer of title to our buyers. Performance obligations promised in a contract are identified based on the property that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract, whereby the transfer of the property is separately identifiable from other promises in the contract. We have concluded the sale of property and delivering title is accounted for as the single performance obligation.

The implementation of ASC 606, have a material impact of US$7,171,659 on the Company’s consolidated financial statements.

Effective January 1, 2018, the Company adopted the guidance of ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets. Generally, the Company’s sales of its real estate properties would be considered a sale of a nonfinancial asset as defined. Under ASC 610-20, the Company will derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. During the twelve months ended December 31, 2022, and 2021, the Company has US$2,000,000 in revenue from the sale of real estate properties. As a result of the adoption of ASU 610-20, there was an impact to the Company’s consolidated financial statements.

Note 7 - Intangible Assets, page 48

11. We note you amortize movie intangible assets at 20% per annum using the straight line method. This amortization method does not appear to be in accordance with ASC 926-20-35. Please explain or revise accordingly. Also, provide disclosure in accordance with ASC 926-20-50.

Pursuant to ASC 926-20-35, Livento Group, LLC amortizes capitalized movies cost when a movie is released, and it begins to recognize revenue from the film. These costs for an individual film are amortized and participation costs are accrued to direct operating expenses in the proportion that current year’s revenues bear to management’s estimates of the ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition, or sale of such film. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release of the motion picture.

Pursuant to ASC 926-20-50-2, Livento Group costs to produce this asset is currently USD 10,086,617 and contains works of people, licenses, and acquisition of initial project.

Amortization of capitalized Movies Cost
Released Date	Note	Amount
12/01/2022	Project X - Capitalized movies cost	820,030
TOTAL	Amortization 2021	820,030

In Production	Note	Amount
03/31/2022	Capitalized movies cost	0
06/30/2022	Capitalized movies cost	0
09/30/2022	Capitalized movies cost	0
10/01/2022	Capitalized movies cost	0
TOTAL	Amortization 2022	0
Classification of Movies
Acquisition Date	Note	Development Stage
08/25/2020	Project X	Released 12/2022
03/31/2022	Carnival	In Production
06/30/2022	Project RW	In Production
09/30/2022	Project B	In Production
10/01/2022	Project TV	In Production

If you have any further questions, do not hesitate to contact the undersigned at 914-649-7669.

Very truly yours,

/s/ Frank J Hariton